Mail Stop 0306

March 31, 2005



Via U.S. Mail and Fax

Mr. Brian H. Davis
Vice President, Chief Financial Officer and Controller
IEC Electronics Corp.
105 Norton Street
Newark, NY 14513

	Re:	IEC Electronics Corp.
		Form 10-K for the fiscal year ended September 30, 2004
Filed November 17, 2004
Quarterly Report on Form 10-Q for the quarter ended December 31,
2004
      File No. 000-06508


Dear Mr. Davis:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the fiscal year ended September 30, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Analysis of Operations - Page 11

1. We note that selling and administrative expenses decreased by
$0.5
million in fiscal 2004 compared to fiscal 2003 "in spite of an upgrade to [your] direct sales force as well as the addition of a new
Vice President of Sales and Marketing." We also note that selling and administrative expenses decreased in fiscal 2003 compared to fiscal 2002 partially due to a reduction in the number of employees and revenues decreased due to a reduction in business from a major customer. In future filings separately quantify and discuss significant changes in financial statement amounts to the extent practicable. Additionally, identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition and operating performance. Refer to SEC Release Nos. 33-8350, 34-48960, and FR-72.

2. Significant changes in balance sheet amounts (e.g. cash, accounts receivable, inventories, debt, etc.) should also be addressed in future filings.

Restructuring Charge (Benefit) - Page 12

3. Please expand future MD&A to make quantified disclosure about anticipated and actual cost savings derived from your restructuring efforts during the periods presented. Significant variances between anticipated and actual savings should be disclosed, including the $240,000 reduction in the reserve for the Arab, Alabama facility, and the reasons for (and anticipated impact of) these variances discussed. Your disclosures should fully conform to the guidance set forth in the Question under "Disclosures" to SAB Topic 5-P. Refer to the next to last paragraph to the referenced Question.

4. Please expand future MD&A to identify the periods in which material cash outlays are anticipated and the expected source of their funding. You should also discuss material revisions to exit plans, exit costs, or the timing of the plan`s execution, including the nature and reasons for the revisions. Refer to SAB Topic 5-P.

Liquidity and Capital Resources - Page 13

5. Revise future filings to include a discussion of liquidity on a short-term and long-term basis under Instruction 5 to Item 303(a) of
Regulation S-K. Set forth the expected impact on liquidity from significant trends, demands and commitments, equipment purchases, future acquisitions and maturity of long-term debt.


Item 9A. Controls and Procedures - Page 20

6. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer, concluded that IEC`s disclosure controls and procedures are effective as of the end of the period covered by the
Annual Report on 10-K to provide reasonable assurance that information required to be disclosed by IEC in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms." Revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Financial Statements - Page 24

General

7. Please include Schedule II as required by Rule 5-04 of
Regulation
S-X for the allowance for doubtful accounts and any other applicable valuation and qualifying accounts in future filings.
Alternatively,
the information may be provided in the notes to the financial statements.

Consolidated Statements of Operations - Page 26

8. In future filings please reclassify forgiveness of accounts payable to operating income or tell us supplementally why you believe it should be classified as non-operating income, citing applicable literature. We may have further comments after reviewing your response.

Consolidated Statements of Comprehensive Income  (Loss) and
Shareholders` Equity - Page 27

9. Please explain supplementally why the accumulated currency translation adjustments were not recognized upon the disposition and closure of the Mexico operations in accordance with paragraph 14 of
SFAS 52.

Note 1. Business and Summary of Significant Accounting Policies -
Page 29

Revenue Recognition - Page 29

10. We see your current revenue recognition disclosures that you recognize revenue upon product shipment but believe that these policies should be more specific. The policies should address transfer of title, evidence of an arrangement, the extent of any customer acceptance, installation, training or other post shipment obligations, rights of return, etc. and how these impact revenue recognition. Refer to SAB 104. Please address in future filings.

Long-Lived Assets - Page 29

11. In future filings please disclose in the notes and in MD&A the factors leading you to conclude that the assets were impaired.
For
example, revise future filings to discuss the impairment indicators you reviewed and the assumptions you relied upon in your analyses. Refer to paragraph 26 of SFAS 144. Also, paragraph 7 of SFAS 144 indicates the carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset
(asset group). Please revise the notes to your financial statements in future filings to clearly indicate that how you assess and measure impairments complies with SFAS 144.

Note 5. Restructuring - Page 32

12. In future filings please disclose the number of employees included in the workforce reductions.

13. In future filings, beginning with the period in which an exit plan is initiated, until the exit plan is completed, provide the following disclosures required by SFAS 146:
a. A description of the exit or disposal activity, including the facts and circumstances leading to the expected activity and the expected completion date;
b. For each major type of cost associated with the activity (for example, one-time termination benefits, contract termination costs, and other associated costs):
1) The total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date
2) A reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) therefor
c. The line item(s) in the income statement or the statement of activities in which the costs in (b) above are aggregated; and
d. If a liability for a cost associated with the activity is not recognized because fair value cannot be reasonably estimated, that fact and the reasons therefor.

14. In future filings provide a tabular reconciliation of material exit and involuntary termination charges for each balance sheet presented. Your disclosures should fully conform to the guidance set forth in the Question under "Disclosures" to SAB Topic 5-P. Refer to the last paragraph to the referenced Question.



Note 8. Shareholders` Equity: Stock-Based Compensation Plans -
Page
34

15. The stock-based compensation disclosures of FAS 148 paragraph 2(e) should be included in the "Summary of Significant Accounting Policies" footnote. Additionally, the table should include the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards. Please revise in future filings.

Exhibit 10.14

16. We note that per the termination agreement, the Company will "direct the Transfer Agent to remove all restrictive legends currently on [Mr. Anderson`s] stock certificates for 50,000 shares."
Supplementally explain whether you accelerated the vesting on the shares, the accounting for the acceleration and the amount of stock-based compensation recognized. Please disclose in future filings, if applicable.

17. We note that you granted a $60,000 loan to Mr. Anderson in lieu of his exercising stock options. Please disclose this loan to a related party in future filings and state separately on the face of the balance sheet. Refer to Rule 5-02(3) of Regulation S-X.

Form 10-Q for the quarterly period ended December 31, 2004

Notes to the Financial Statements - Page 6

Note 5.  Restructuring - Page 8

18. We see that during May 2004 you commenced a restructuring initiative in an attempt to more closely align resources to customer requirements and during the first quarter of 2005 you paid (and expensed) $53,000 in severance and hiring costs related to this initiative. Please demonstrate supplementally how the accounting and presentation of these costs complied with SFAS 146. Also, why are hiring costs labelled as restructuring. Note our concerns when preparing future filings.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Lynn Dicker, Staff Accountant, at (202) 824-5264 or me at (202) 942-1812 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202) 942-1791.


					Sincerely,



					Jay Webb
					Reviewing Accountant
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Mr. Brian H. Davis
IEC Electronics Corp.
March 31, 2005
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